UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 14, 2015.

99.2	Press Release dated July 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: July 15, 2015	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, July 14, 2015

DBV Technologies Announces Launch of Proposed Underwritten Public Offering of Ordinary Shares

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that it intends to offer and sell 3,000,000 ordinary shares in the form of 6,000,000 American Depositary Shares, or ADSs, in an underwritten public offering in the United States. The Company intends to grant the underwriters an option to purchase additional ordinary shares in the form of 900,000 ADSs. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The price per ADS at which ADSs will be sold in the proposed offering will be determined following a bookbuilding process.

Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. and Leerink Partners LLC are acting as the joint book-running managers for the proposed offering. H.C. Wainwright & Co. is acting as co-manager for the proposed offering and Bryan, Garnier & Co. is acting as financial advisor to the Company in connection with the proposed offering.

Each ADS offered represents the right to receive one-half of one ordinary share. The ADSs are listed on the Nasdaq Global Select Market under the symbol “DBVT,” and the Company’s ordinary shares are listed on Euronext Paris under the symbol “DBV.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. The securities to be issued in the offering are to be offered only by means of a prospectus. When available, copies of the prospectus may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146, or email: prospectus@citi.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-888-603-5847, or email: barclaysprospectus@broadridge.com; or Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, email: Syndicate@Leerink.com, telephone: 00 1 800-808-7525, ext. 6142.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two product candidates: Viaskin® Peanut and Viaskin® Milk. Viaskin® Peanut for use in children has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the anticipated timing and terms of the proposed offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com

Exhibit 99.2

Press Release

Bagneux, France, July 15, 2015

DBV Technologies Announces Pricing of Underwritten Public Offering of Ordinary Shares

DBV Technologies (the “Company”) (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the pricing of an underwritten public offering of 3,600,000 ordinary shares in the form of 7,200,000 American Depositary Shares, or ADSs, at a price to the public of $34.00 per ADS, before underwriting discounts and commissions. Each ADS represents the right to receive one-half of one ordinary share.

The gross proceeds to the Company from the offering are expected to be $244.8 million, before deducting underwriting discounts and commissions and other estimated offering expenses. The Company has granted the underwriters a 30-day option to purchase additional ordinary shares in the form of 1,080,000 ADSs.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “DBVT,” and the Company’s ordinary shares are listed on Euronext Paris under the symbol “DBV.” The offering is expected to close on July 20, 2015, subject to customary closing conditions.

Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. and Leerink Partners LLC are acting as the joint book-running managers for the offering. H.C. Wainwright & Co. is acting as co-manager for the offering and Bryan, Garnier & Co. is acting as financial advisor to the Company in connection with the offering.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on July 14, 2015. When available, copies of the final prospectus relating to the offering may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146, or email: prospectus@citi.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-888-603-5847, or email: barclaysprospectus@broadridge.com; or Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, email: Syndicate@Leerink.com, telephone: 00 1 800-808-7525, ext. 6142.

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Reference Document registered by the AMF on July 2, 2015 under No. R.15-057 are available free of charge at the Company’s head office in Green Square, 80/84 rue des Meuniers - 92220 Bagneux - France, and on its website in the ‘Investor Relations’ section (www.dbvtechnologies.com), and on the website of the AMF (www.amf-france.org).

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two product candidates: Viaskin® Peanut and Viaskin® Milk. Viaskin® Peanut for use in children has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the expected proceeds from the offering. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447

nathalie.donne@dbv-technologies.com	susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59

mjanic@rooneyco.com	caroline@alizerp.com